

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Terrie Curran
President and Chief Executive Officer
Phathom Pharmaceuticals, Inc.
100 Campus Drive, Suite 102
Florham Park, New Jersey 07932

>   **Re: Phathom Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 9, 2023**
>   **File No. 333-275431**

Dear Terrie Curran:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alan Campbell at 202-551-4224 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Anthony A. Gostanian, Esq.